                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                   FORM 11-K
                     -------------------------------------


================================================================================
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBR 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv Hourly 401(k) Savings and Investment Plan, known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan for Hourly Employees, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/ Arthur Andersen LLP

Chicago, Illinois
June 15, 2001

Financial Statements and Supplemental Schedules

Pactiv Hourly 401(k) Savings and Investment Plan

Year ended December 31, 2001
with Report of Independent Auditors

Employer Identification #36-2552989
Plan #034

                Pactiv Hourly 401(k) Savings and Investment Plan

                            Financial Statements and
                             Supplemental Schedules


                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors..............................................1

Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............11
Schedule G, Part III - Schedule of Nonexempt Transactions..................12

                         Report of Independent Auditors

To the Pactiv Corporation Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001, and nonexempt transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst & Young LLP
June 3, 2002
Chicago, Illinois

                                                                 EIN #36-2552989
                                                                 Plan #034


                Pactiv Hourly 401(k) Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                               DECEMBER 31
                                          2001            2000
                                       ---------------------------
ASSETS
Investments, at fair value:
   Common stock                        $17,219,569     $ 9,599,781
   Common collective trust funds              --         6,944,601
   Registered investment companies      30,170,020      29,657,142
   Money market funds                   12,229,340      12,052,523
   Participant loans                     4,643,334       4,320,588
                                       -----------     -----------
Total investments                       64,262,263      62,574,635

Receivables:
   Participant contributions                  --           144,775
   Employers' contribution                    --           118,774
   Accrued interest and dividends             --            67,130
   Due from broker                            --            55,367
                                       -----------     -----------
Total receivables                             --           386,046
                                       -----------     -----------
Total assets                            64,262,263      62,960,681

LIABILITIES
Due to broker                                 --           111,771
                                       -----------     -----------
Total liabilities                             --           111,771
                                       -----------     -----------
Net assets available for benefits      $64,262,263     $62,848,910
                                       ===========     ===========

See notes to financial statements.

                                                                 EIN #36-2552989
                                                                 Plan #034


                Pactiv Hourly 401(k) Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

ADDITIONS
Dividends and interest income                                               $  1,111,163

Net realized and unrealized appreciation (depreciation) in fair value of investments:
     Common stock                                                              4,637,601
     Collective trust funds                                                     (361,853)
     Registered investment companies                                          (6,580,978)
                                                                            ------------
Total net realized and unrealized depreciation in fair
   value of investments                                                       (2,305,230)

Contributions:
   Participant                                                                 5,959,486
   Employer                                                                    3,119,373
   Rollover                                                                      127,149
                                                                            ------------
Total contributions                                                            9,206,008
                                                                            ------------
Total additions                                                                8,011,941

DEDUCTIONS
Benefit payments                                                               6,556,796
Administrative expenses                                                           41,792
                                                                            ------------
Total deductions                                                               6,598,588
                                                                            ------------
Net increase                                                                   1,413,353
Net assets available for benefits, beginning of year                          62,848,910
                                                                            ------------
Net assets available for benefits, end of year                              $ 64,262,263
                                                                            ============


See notes to financial statements.

                                                                 EIN #36-2552989
                                                                 Plan #034



                Pactiv Hourly 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1.  DESCRIPTION OF PLAN

The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), known prior to January l, 2001, as the Pactiv Corporation Thrift Plan for Hourly Employees, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan. In conjunction with a series of transactions during 1999, certain employees of Tenneco Automotive Inc. and Packaging Corporation of America and their subsidiaries continued to participate in the Plan through January 31, 2000. Effective February l, 2000, account balances of affected participants totaling $118,624,443 were transferred to plans sponsored by Tenneco Automotive Inc. and Packaging Corporation of America.

In December 2000, Pactiv Corporation entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. Participants impacted by these sales could elect to receive a benefit payment of their vested account balance.

ELIGIBILITY AND CONTRIBUTIONS

Effective January 1, 2001, employees are eligible to enter the Plan on the first day of the month following the completion of one month of service. Employees are eligible for the Company contribution after completing one year of service (or eligible as specified in a covered group's special appendix to the Plan). Prior to January 1, 2001, employees were eligible to participate in the Plan the first day of the month following the completion of one year of service.

                Pactiv Hourly 401(k) Savings and Investment Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

Participants may make contributions by payroll deduction of 1% up to 16% of compensation (or such percentage of compensation as may be specified in a covered group's special appendix to the Plan), as defined in the Plan, with such contributions limited to $10,500 for 2001 and 2000. The Company makes a matching contribution equal to an amount detailed in each group's special appendix.

Company matching contributions, if applicable are invested in Pactiv Corporation common stock. The matching contributions and the related earnings must remain in the form of Pactiv Corporation common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

INVESTMENT OPTIONS

Each participant has the right upon enrollment to select the funds offered by the Plan in which the balance in the participant's account, excluding certain Company matching contributions, will be invested.

VESTING

Participants are immediately vested in their contributions and actual earnings thereon.

Company matching contributions become vested in accordance with the schedule detailed in each covered group's special appendix.

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100% vested in their entire account. Forfeited nonvested accounts are used to reduce future Company matching contributions or administrative expenses.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in their account as a lump-sum distribution.

                Pactiv Hourly 401(k) Savings and Investment Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

Unless otherwise provided in the covered group's special appendix, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal but if such a participant has not attained age 59 1/2 the amount of the in-service withdrawal shall be limited to the vested portion of the participant's matching contributions account. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or any portion of his vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance of his rollover contributions account.

PARTICIPANT LOANS

Certain participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50% of their vested account balances. Loan terms range from one to 4-1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to The Wall Street Journal prime rate. Principal and interest are paid through payroll deductions.

PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee).

                Pactiv Hourly 401(k) Savings and Investment Plan

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

EARNINGS

Each participant's account is credited with the participant's and Company contributions, and allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT VALUATION

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of share on the last business day of the Plan year. The fair value of the common stock is determined by quoted market prices. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Participant loans are stated at their outstanding balance, which approximates fair value.

RECLASSIFICATIONS

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

                Pactiv Hourly 401(k) Savings and Investment Plan

3.  INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:



                                                     2001              2000
                                                 -----------------------------

PIMCO Total Return Fund                          $  1,518,543     $      --
Pactiv Corporation Common Stock*                   17,125,364*      9,432,966
Fidelity Growth Company Fund                       16,853,097      15,934,277
Fidelity Asset Manager Fund                         4,278,349            --
Fidelity Diversified International Fund             1,666,653            --
Fidelity Retirement Money Market Portfolio         12,220,340            --
Spartan U.S. Equity Index Fund                      5,074,585            --
Barclays Global Investors Equity Index Fund              --         6,015,612
INVESCO Total Return Fund                                --         4,420,355
Putnam New Opportunities Fund                            --         7,439,506
Bank of America Nations Cash Reserve                     --        11,261,701

*Includes nonparticipant-directed investments

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2001 and 2000:

                                                   2001            2000
                                                ---------------------------
Pactiv Corporation common stock                 $12,128,760     $ 6,523,368
Bankers Trust Pyramid Directed Account Cash            --           161,968
  Fund
Company contributions receivable                       --           118,774
Other                                                  --            17,090
                                                -----------     -----------
Net assets                                      $12,128,760     $ 6,821,200
                                                ===========     ===========

                Pactiv Hourly 401(k) Savings and Investment Plan

4.  NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001, are as follows:

                                                                      2001
                                                                   ----------
            Net realized and unrealized appreciation in
              fair value of common stock                           $3,512,901
            Company contributions                                   3,119,373
            Benefit payments                                        1,021,485

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000:

                                                                    2000
                                                                ------------
            Net assets available for benefits per the
              financial statements                              $ 62,848,910
            Less: Amounts allocated to withdrawing
              participants                                          (213,021)
                                                                ------------
            Net assets available for benefits per the
              Form 5500                                         $ 62,635,889
                                                                ============

6.  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated March 20, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                Pactiv Hourly 401(k) Savings and Investment Plan

7.  PARTY-IN-INTEREST

The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8.  SUBSEQUENT EVENT

In 2002, participants are permitted to sell Company common stock, attributable to Company matching contributions, and transfer their balance into other investment options offered by the Plan. This became effective January 29, 2002, for hourly nonunion participants, and April 1, 2002, for union participants.

                             Supplemental Schedules

                                                                 EIN #36-2552989
                                                                 Plan #034



                Pactiv Hourly 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                 SHARES OR                      CURRENT
   IDENTITY OF ISSUE         DESCRIPTION OF ASSET                FACE VALUE         COST         VALUE
-----------------------------------------------------------------------------------------------------------
 Fidelity Management
   Trust Company       PIMCO Total Return Fund                      145,176          N/A       $  1,518,544
                       Morgan Stanley Institutional Fund -
                          Small Company Growth Portfolio             10,917          N/A            102,183
                       Davis New York Venture Fund                    8,819          N/A            224,266
                       Pactiv Corporation Common Stock*             964,809      $15,607,275     17,125,366
                       Tenneco Automotive Common Stock
                                                                     48,146          N/A             94,203
                       Fidelity Growth Fund*                        316,668          N/A         16,853,097
                       Fidelity Asset Manager Fund*                 276,022          N/A          4,278,349
                       Fidelity Low-Priced Stock Fund*               14,569          N/A            399,478
                       Fidelity Diversified International
                         Fund*                                       87,351          N/A          1,666,653
                       Spartan Extended Market Index Fund
                                                                      2,231          N/A             52,865
                       Fidelity Retirement Money Market
                         Portfolio*                              12,229,340          N/A         12,229,340
                       Spartan U.S. Equity Index Fund               124,867          N/A          5,074,585
                       Participant loans                       Interest rates
                                                                 ranging from
                                                                 6.75% to 10%                     4,643,334
                                                                                                -----------
                                                                                                $64,262,263
                                                                                                ===========




*Indicates party-in-interest to the Plan.
N/A - Participant-directed, cost not required.

                                                                 EIN #36-2552989
                                                                 Plan #034


                Pactiv Hourly 401(k) Savings and Investment Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions

                          Year ended December 31, 2001



                           (b) RELATIONSHIP OF PLAN,
      (a) IDENTITY OF          EMPLOYER OR OTHER            (c) DESCRIPTION OF         (i) CURRENT VALUE
       PLAN INVOLVED           PARTY-IN-INTEREST             TRANSACTIONS DATE              OF ASSET
-----------------------------------------------------------------------------------------------------------
     Pactiv Corporation           Plan sponsor          Failure to timely remit       $8,197 (represents
                                                          participant loan              amount of participant
                                                          repayments for various        loan repayments not
                                                          2001 pay periods. Lost        remitted timely)
                                                          earnings were remitted
                                                          to the Plan and
                                                          allocated to
                                                          participants in April
                                                          2002.
                                                                                      $3,823 (represents
                                                                                        amount of interest for
                                                                                        lost earnings allocated
                                                                                        to participant accounts)


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                         PACTIV HOURLY 401(k)
                                         SAVINGS AND INVESTMENT PLAN



Date:  July 1, 2002                      /s/ Henry M. Wells, III
                                         --------------------------------
                                               Henry M. Wells, III
                                        Vice President and Chief Human Resources
                                        Officer and Member of Pactiv Corporation
                                                   Benefits Committee